THE3RDBEVCO, INC.

September 11, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Amendment No. 2 to Offering Statement on Form 1-A
Filed on August 23, 2023
File No. 024-12298

Ladies and Gentlemen:

On behalf of our Company, The3rdBevCo, Inc., (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 3 to the offering statement on Form 1-A (“Amendment No. 3”) for the registration for securities.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated August 31, 2023 regarding your review of the offering statement on the Amendment Form 1-A, which was filed with the Commission on August 23, 2023.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 1.

Amendment No. 2 to Form 1-A filed August 23, 2023

General

1. We note your response to our prior comment one. However, there continues to be an apparent inconsistency between (i) disclosure on page 22 indicating that 20% is the maximum tier for amount-based bonus shares and (ii) the number of amount-based bonus shares (disclosed as 3,937,500, equal to 45% of the 8,750,000 offered shares) and note 3 on the cover page indicating that the aggregate bonus shares (i.e., inclusive of 5% loyalty bonus shares) is 50% of the offered shares. Please revise your disclosure to reconcile, clearly identifying the investment tiers and the corresponding average price per share. Make conforming revisions throughout your offering circular, to Item 4 of your Form 1-A, and to the legal opinion filed as Exhibit 12.1 as appropriate for consistency.

We have generally updated throughout the offering to include a total of 10,500,000 shares of common stock consisting of 8,750,000 shares of the primary offering and 1,750,000 shares of bonus shares. We have also included an updated opinion letter.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Smith Eilers, PLLC. at (561) 484-7172.

Very truly yours,

/s/ Peter Scalise

Peter Scalise, CEO

The3rdBevCo, Inc.

cc: William R. Eilers, Esq.